Exhibit 4.2

DESCRIPTION OF CAPITAL STOCK

The following description of certain terms of our capital stock does not purport to be complete and is qualified in its entirety by reference to our third amended and restated certificate of incorporation, as amended (“Certificate of Incorporation”), our amended and restated by-laws (“By-laws”), copies of which are filed with, or incorporated by reference into, our Annual Reports on Form 10-K.  This exhibit also summarizes relevant provision of the Delaware General Corporation Law.

General

Our Certificate of Incorporation provides that we are authorized to issue 1,200,000,000 shares of capital stock, consisting of 1,000,000,000 shares of Class A common stock, par value $0.001 per share; 20,000,000 shares of Class B common stock, par value $0.001 per share; 150,000,000 shares of Class C common stock, par value $0.001 per share; and 30,000,000 shares of preferred stock, par value $0.001 per share.

Preferred Stock

The board of directors of the Company is authorized to provide, out of the unissued shares of Preferred Stock, for the issuance of all or any shares of the Preferred Stock in one or more classes or series, and to fix for each such class or series such voting powers or no voting powers, and such distinctive designations, preferences and relative,participating, optional or other special rights and such qualifications, limitations or restrictions thereof as the board of directors of the Company may resolve.

Common Stock

Voting Rights.

Each holder of Class A Stock common stock, Class B common stock and Class C common stock is entitled to one vote for each share of Class A common stock, Class B common stock and Class C common stock, respectively, held of record by such holder.

The holders of each class of common stock of the Company vote together as a single class on all matters on which stockholders are generally entitled to vote (or, if any holders of preferred stock are entitled to vote together with the holders of common stock, as a single class with such holders of preferred stock). None of the holders of Company Common Stock have cumulative voting rights.

Except to the extent required pursuant to the Delaware General Corporation Law (the “DGCL”), the holders of common stock of the Company are each entitled to vote separately as a class only with respect to amendments to the Restated Charter that increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely.

Dividends.

Holders of shares of Class A common stock and Class B common stock are entitled to receive ratably as a single class, in proportion to the number of shares held by them, such dividends and other distributions in cash, stock, or property of the Company when, as and if declared by the board of directors.

Holders of shares of Class C common stock are entitled to receive ratably, in proportion to the number of shares held by them, dividends and other distributions payable or to be made on outstanding shares of Class A common stock that would have been payable on the shares of Class A common stock if such shares of Class C common stock had been converted into shares of Class A common stock immediately prior to the record date for such dividend or distribution, with each share of Class C common stock converted into a fraction of the shares of Class A common stock. The holders of shares of Class C common stock are entitled to receive, on a pari passu basis with the holders of the Class A common stock and Class B common stock, such dividends or other distributions that are so paid to the holders of Class A common stock and Class B common stock when, as and if declared by the board of directors.

In the event a dividend is paid in the form of shares of common stock of the Company (or rights to acquire such shares), then the holders of shares of common stock of the Company will receive shares (or rights to acquire such shares, as the case may be) of the class of common stock of the Company they hold, with the holders of shares of common stock of the Company receiving, on a per share basis, an identical number of shares of Class A common stock, Class B common stock or Class C common stock, as applicable.

 Liquidation; Dissolution.

In the event of any liquidation, dissolution, or winding up (either voluntary or involuntary) of the Company, after payments to its creditors and subject to the rights of any holders of preferred stock that may then be outstanding, holders of shares of Class A common stock, Class B common stock and Class C common stock are entitled to receive ratably, in proportion to the number of shares held by them, all remaining assets and funds of the Company available for distribution; provided, however, that, for purposes of any such distribution, the amount to be paid with respect to shares of Class C common stock shall be the same amount as would have been payable if such shares of Class C common stock had been converted into shares of Class A common stock immediately prior to the record date for such distribution, with such share of Class C common stock converted into a fraction of shares of Class A common stock.

Conversion of Class B Common Stock.

Each holder of Class B common stock is entitled to convert at any time all or any portion of such holder’s Class B common stock into shares of fully paid and non-assessable Class A common stock at the ratio of one share of Class A common stock for each share of Class B common stock converted.

The holders of a majority of the voting power of all the outstanding shares of Class B common stock are entitled to cause the conversion at any time of all, but not less than all, of the outstanding shares of Class B common stock into shares of fully paid and non-assessable Class A common stock at the ratio of one share of Class A common stock for each share of Class B common stock converted.

Conversion of Class C Common Stock and Exchange of FC-GEN Class A Units.

Each holder of Class A Units of FC-GEN (other than Sun Healthcare Group, Inc. and its subsidiaries), a subsidiary of the Company, is entitled to exchange each such FC-GEN Class A Unit for an equal number of fully paid and non-assessable shares of Class A common stock. Concurrently with the exercise of such exchange right by a holder of FC-GEN Class A Units, the shares of Class C common stock such holder holds will be automatically converted into fractional shares of Class A common stock using a conversion ratio of 0.000174115.

Transfers.

Upon the occurrence of any Transfer (as defined in the Certificate of Incorporation) of Class B common stock or Class C common stock, except for certain customary permitted transfers as more particularly set forth in the Certificate of Incorporation, each share of Class B common stock will automatically convert into one fully paid and nonassessable share of Class A common stock, and each share of Class C common stock will automatically convert into a fractional number of fully paid and nonassessable shares of Class A common stock.

No fractional shares of Class A common stock shall be issued upon conversion of the shares of Class B common stock or Class C common stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Company shall pay to the holder cash equal to the value of the fractional shares of Class A common stock.

No Preemptive or Subscription Rights.

No holder of shares of common stock of the Company is entitled to preemptive or subscription rights.

Listing.

Our Class A common stock is listed on the New York Stock Exchange under the ticker symbol “GEN.”

Transfer Agent.

The transfer agent and registrar for our common stock is EQ Shareowner Services, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120-4100, telephone (800) 468-9716.